FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

The Company was notified on 28 March 2006 that Barclays PLC, had a notifiable interest as at 23 March 2006 in 480,621,192 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 4.23% of the ordinary shares in issue.

A copy of the letter of notification, including a list of the registered holders of the shares where known, is quoted below.


P A Stafford
Assistant Secretary
HSBC Holdings plc



Letter to HSBC Holdings plc from Geoff Smith, Manager, Secretarial Services, Group Corporate Secretariat, Barclays PLC

"Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 23 March 2006 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 4.23%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 11,370,039,863 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully

Geoff Smith

Enc."





                                       LEGAL ENTITY REPORT

HSBC HLDGS                                                      SEDOL : 0540528

As at 23 March 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 480,621,192 ORD USD0.50(UK REG) representing 4.23% of the issued share capital of 11,370,039,863 units



Legal Entity                                                        Holding       Percentage Held

Barclays Private Bank and Trust Ltd                                   6,564                0.0001
Barclays Life Assurance Co Ltd                                   19,444,516                0.1710
Barclays Global Fund Advisors                                    32,385,975                0.2848
Barclays Global Investors Ltd                                   145,165,146                1.2767
Barclays Bank PLC                                               110,000,000                0.9675
Barclays Bank Trust Company Ltd                                     272,687                0.0024
Barclays Capital Securities Ltd                                   4,148,668                0.0365
Barclays Private Bank Ltd                                         2,344,833                0.0206
Barclays Global Investors, N.A.                                 126,815,875                1.1154
Gerrard Ltd                                                      16,826,668                0.1480
Barclays Private Bank and Trust Ltd                                 631,356                0.0056
Barclays Private Bank and Trust Ltd                                  10,600                0.0001
Barclays Global Investors Canada Ltd                                751,668                0.0066
Barclays Private Bank and Trust Ltd                                  17,343                0.0002
Barclays Global Investors Japan Ltd                               4,512,127                0.0397
Barclays Global Investors Australia Ltd                           4,352,168                0.0383
Barclays Global Investors Japan Trust & Banking                  12,934,998                0.1138

Group Holding                                                   480,621,192                4.2273



                                    REGISTERED HOLDERS REPORT

HSBC HLDGS                                                        SEDOL: 0540528

As at 23 March 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 480,621,192 ORD USD0.50(UK REG) representing 4.23% of the issued share capital of 11,370,039,863 units.

Registered Holder                                             Account Designation         Holding

BANK OF IRELAND                                                            426353         172,606
BANK OF IRELAND                                                            426360          75,747
BANK OF NEW YORK                                                                          797,946
Barclays Bank PLC (Singapore)                                                               6,564
BARCLAYS CAPITAL NOMINEES LIMITED                                                     295,591,962
BARCLAYS CAPITAL NOMINEES LIMITED                                                    -294,835,528
BARCLAYS CAPITAL NOMINEES LIMITED                                                       7,177,524
BARCLAYS CAPITAL NOMINEES LIMITED                                                      -6,942,710
BARCLAYS CAPITAL NOMINEES LIMITED                                                     110,000,000
Barclays Capital Securities Ltd.                                                        3,157,420
Barclays Global Investors Canada                                                          751,668
Barclays Trust Co & Others                                                                 20,961
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000                                         10,956
Barclays Trust Co DMC69       C 000000000000000000                                         32,400
Barclays Trust Co E99         C 000000000000000000                                         16,000
Barclays Trust Co R69         C 000000000000000000                                        192,370
BNP PARIBAS                                                                               612,853
CHASE NOMINEES LTD                                                          16376       5,899,097
CHASE NOMINEES LTD                                                          20947      47,754,703
CHASE NOMINEES LTD                                                          28270         786,918
CHASE NOMINEES LTD                                                          28270       3,595,924
CIBC MELLON GLOBAL SECURITIES                                                             406,534
Clydesdale Nominees    HGB0125                                            3025101           5,600
Clydesdale Nominees    HGB0125                                           32349601           7,589
Clydesdale Nominees    HGB0125                                           32401801           2,078
Clydesdale Nominees    HGB0125                                           32408501           3,700
Clydesdale Nominees    HGB0125                                           32449201          21,638
Clydesdale Nominees    HGB0125                                           49699401           7,500
Clydesdale Nominees    HGB0125                                           52051801          11,719
Clydesdale Nominees    HGB0125                                           59396501           3,141
Clydesdale Nominees    HGB0125                                           59419801           1,237
Clydesdale Nominees    HGB0125                                           59441401          14,665
Clydesdale Nominees    HGB0125                                           59553401           4,769
Clydesdale Nominees    HGB0125                                           59571201           2,186
Clydesdale Nominees    HGB0125                                           59580101           3,859
Clydesdale Nominees    HGB0125                                           59710301           2,105
Clydesdale Nominees    HGB0125                                           59732401           7,045
Clydesdale Nominees    HGB0125                                           59737501           6,478
Clydesdale Nominees    HGB0125                                           59738301           8,192
Clydesdale Nominees    HGB0125                                           59744801           4,121
Clydesdale Nominees    HGB0125                                           60741901           3,000
Clydesdale Nominees    HGB0125                                           63919101           2,430
Clydesdale Nominees    HGB0125                                           63921301           1,725
Clydesdale Nominees    HGB0125                                           64544201           5,749
Clydesdale Nominees    HGB0125                                           65136101           2,307
Clydesdale Nominees    HGB0125                                           66860401           1,980
Clydesdale Nominees    HGB0125                                           67940101          30,974
Clydesdale Nominees    HGB0125                                           68640801           8,200
Clydesdale Nominees    HGB0125                                           69108801           2,795
Clydesdale Nominees    HGB0125                                           69238601           6,967
Clydesdale Nominees    HGB0125                                           69296301           9,300
Clydesdale Nominees    HGB0125                                           69303001           5,319
Clydesdale Nominees    HGB0125                                           69326901           7,000
Clydesdale Nominees    HGB0125                                           69340401           2,000
Clydesdale Nominees    HGB0125                                           69390001           3,191
Clydesdale Nominees    HGB0125                                           69402801           1,794
Clydesdale Nominees    HGB0125                                           69447801           4,635
Clydesdale Nominees    HGB0125                                           69451601           2,910
Clydesdale Nominees    HGB0125                                           69720501           2,000
Clydesdale Nominees    HGB0125                                           69721301           2,700
Clydesdale Nominees    HGB0125                                           69732901          18,754
Clydesdale Nominees    HGB0125                                           69738801           2,244
Clydesdale Nominees    HGB0125                                           69751501           3,048
Clydesdale Nominees    HGB0125                                           69766301          13,992
Clydesdale Nominees    HGB0125                                           69770101           2,007
Clydesdale Nominees    HGB0125                                           69771001          58,410
Clydesdale Nominees    HGB0125                                           69772801          58,410
Clydesdale Nominees    HGB0125                                           70295001           2,234
Clydesdale Nominees    HGB0125                                           70314001           2,258
Clydesdale Nominees    HGB0125                                           70331001           2,075
Clydesdale Nominees    HGB0125                                           70335301           4,720
Clydesdale Nominees    HGB0125                                           70339601           2,814
Clydesdale Nominees    HGB0125                                           70387601           2,009
Clydesdale Nominees    HGB0125                                           70388401           2,890
Clydesdale Nominees    HGB0125                                           70391401           2,022
Clydesdale Nominees    HGB0125                                           80750701          12,509
Clydesdale Nominees    HGB0125                                           80766301           2,807
Clydesdale Nominees    HGB0125                                           83011801           3,214
Clydesdale Nominees    HGB0125                                           86680501           2,918
Clydesdale Nominees    HGB0125                                           88608301           2,633
Clydesdale Nominees    HGB0125                                           88736501           2,730
Clydesdale Nominees    HGB0125                                          100146401             500
Clydesdale Nominees    HGB0125                                          120010601          11,665
Clydesdale Nominees    HGB0125                                          120142001          16,389
Clydesdale Nominees    HGB0125                                          300000001           3,114
Clydesdale Nominees    HGB0125                                          310007101           5,776
Clydesdale Nominees    HGB0125                                          310042001           3,430
Clydesdale Nominees    HGB0125                                          310092601           7,537
Clydesdale Nominees    HGB0125                                          310128001           3,807
Clydesdale Nominees    HGB0125                                          310186801           2,352
Clydesdale Nominees    HGB0125                                          310205801           2,264
Clydesdale Nominees    HGB0125                                          310231701           2,368
Clydesdale Nominees    HGB0125                                          310246501          21,750
Clydesdale Nominees    HGB0125                                          310254601           4,635
Clydesdale Nominees    HGB0125                                          310255401          20,741
Clydesdale Nominees    HGB0125                                          310266001           1,920
Clydesdale Nominees    HGB0125                                          310311901           3,172
Clydesdale Nominees    HGB0125                                          310589801           1,300
Clydesdale Nominees    HGB0125                                          310590101           1,523
Clydesdale Nominees    HGB0125                                          310594401           3,000
Clydesdale Nominees    HGB0125                                          700009301           3,208
Clydesdale Nominees    HGB0125                                          700066201           2,931
Clydesdale Nominees    HGB0125                                          700069701          18,860
Clydesdale Nominees    HGB0125                                          700083201           2,112
Clydesdale Nominees    HGB0125                                          700106501           2,575
Clydesdale Nominees    HGB0225                                           48401502           4,821
Clydesdale Nominees    HGB0225                                           59579802           4,273
Clydesdale Nominees    HGB0225                                           59727802          21,951
Clydesdale Nominees    HGB0225                                           67355102             966
Clydesdale Nominees    HGB0225                                           69396002           3,157
Clydesdale Nominees    HGB0225                                           70160102           5,261
Clydesdale Nominees    HGB0225                                           70383302          11,884
Clydesdale Nominees    HGB0225                                           87093402           3,537
Clydesdale Nominees    HGB0225                                          120147102             453
Clydesdale Nominees    HGB0325                                           70309403           2,291
Clydesdale Nominees    HGB0325                                           87093403           2,137
Clydesdale Nominees    HGB0625                                          100376906           5,000
Gerrard Nominees Limited                                                   602133           1,250
Gerrard Nominees Limited                                                   603216           1,000
Gerrard Nominees Limited                                                   603856           1,250
Gerrard Nominees Limited                                                   608459             300
Gerrard Nominees Limited                                                   610720           1,000
Gerrard Nominees Limited                                                   611717           6,500
Gerrard Nominees Limited                                                   615411           1,000
Gerrard Nominees Limited                                                   620404             600
Gerrard Nominees Limited                                                   622124           1,500
Gerrard Nominees Limited                                                   629038             350
Gerrard Nominees Limited                                                   630871           1,000
Gerrard Nominees Limited                                                   631118          17,200
Gerrard Nominees Limited                                                   633484           1,200
Gerrard Nominees Limited                                                   635860           1,800
Gerrard Nominees Limited                                                   637739             600
Gerrard Nominees Limited                                                   639311           2,000
Gerrard Nominees Limited                                                   639353             900
Gerrard Nominees Limited                                                   640824           7,900
Gerrard Nominees Limited                                                   642367           6,300
Gerrard Nominees Limited                                                   642686             600
Gerrard Nominees Limited                                                   643975           4,500
Gerrard Nominees Limited                                                   647291           2,300
Gerrard Nominees Limited                                                   650668           4,000
Gerrard Nominees Limited                                                   652198          19,500
Gerrard Nominees Limited                                                   653035           3,300
Gerrard Nominees Limited                                                   654151           2,000
Gerrard Nominees Limited                                                   658574           2,500
Gerrard Nominees Limited                                                   658729           1,400
Gerrard Nominees Limited                                                   659442           1,750
Gerrard Nominees Limited                                                   659481             800
Gerrard Nominees Limited                                                   659792           1,370
Gerrard Nominees Limited                                                   660137           1,640
Gerrard Nominees Limited                                                   660302           3,500
Gerrard Nominees Limited                                                   660318          48,000
Gerrard Nominees Limited                                                   660430           1,040
Gerrard Nominees Limited                                                   660632           2,100
Gerrard Nominees Limited                                                   660758          16,500
Gerrard Nominees Limited                                                   660851          14,000
Gerrard Nominees Limited                                                   660968           9,630
Gerrard Nominees Limited                                                   768557           9,000
Gerrard Nominees Limited                                                   770101          21,590
Gerrard Nominees Limited                                                   774160           1,400
Gerrard Nominees Limited                                                   781271           7,000
Greig Middleton Nominees Limited (GM1)                                                  1,225,113
Greig Middleton Nominees Ltd (GM3)                                       126066DA           3,100
Greig Middleton Nominees Ltd (GM3)                                       220805DN         255,000
Greig Middleton Nominees Ltd (GM3)                                       523475DN         220,000
Greig Middleton Nominees Ltd (GM3)                                       562979DN          25,500
INVESTORS BANK AND TRUST CO.                                                               77,574
INVESTORS BANK AND TRUST CO.                                                              167,071
INVESTORS BANK AND TRUST CO.                                                           12,120,006
INVESTORS BANK AND TRUST CO.                                                            3,293,411
INVESTORS BANK AND TRUST CO.                                                              111,691
INVESTORS BANK AND TRUST CO.                                                            2,591,250
INVESTORS BANK AND TRUST CO.                                                              180,877
INVESTORS BANK AND TRUST CO.                                                              105,376
INVESTORS BANK AND TRUST CO.                                                            2,039,513
INVESTORS BANK AND TRUST CO.                                                            1,055,019
INVESTORS BANK AND TRUST CO.                                                           20,527,355
INVESTORS BANK AND TRUST CO.                                                              678,842
INVESTORS BANK AND TRUST CO.                                                            8,414,125
INVESTORS BANK AND TRUST CO.                                                              249,424
INVESTORS BANK AND TRUST CO.                                                              345,156
INVESTORS BANK AND TRUST CO.                                                           57,800,620
INVESTORS BANK AND TRUST CO.                                                           26,152,120
INVESTORS BANK AND TRUST CO.                                                              321,190
INVESTORS BANK AND TRUST CO.                                                            2,452,840
INVESTORS BANK AND TRUST CO.                                                              643,440
INVESTORS BANK AND TRUST CO.                                                            2,816,385
JP MORGAN (BGI CUSTODY)                                                     16331       3,082,954
JP MORGAN (BGI CUSTODY)                                                     16338         674,823
JP MORGAN (BGI CUSTODY)                                                     16341       1,816,569
JP MORGAN (BGI CUSTODY)                                                     16341       6,237,382
JP MORGAN (BGI CUSTODY)                                                     16342       1,432,033
JP MORGAN (BGI CUSTODY)                                                     16344         607,390
JP MORGAN (BGI CUSTODY)                                                     16345       1,019,990
JP MORGAN (BGI CUSTODY)                                                     16400      90,747,094
JP MORGAN (BGI CUSTODY)                                                     17011         190,533
JP MORGAN (BGI CUSTODY)                                                     18408         515,899
JPMORGAN CHASE BANK                                                                     1,051,677
JPMORGAN CHASE BANK                                                                     3,300,491
JPMorgan Chase Bank                                                                       106,784
JPMorgan Chase Bank                                                                     1,530,289
JPMorgan Chase Bank                                                                        76,769
JPMorgan Chase Bank                                                                        64,258
JPMorgan Chase Bank                                                                     1,219,107
JPMorgan Chase Bank                                                                       578,384
JPMorgan Chase Bank                                                                        92,806
JPMorgan Chase Bank                                                                       313,726
JPMorgan Chase Bank                                                                     1,161,699
JPMorgan Chase Bank                                                                     1,616,058
JPMorgan Chase Bank                                                                     6,162,329
JPMorgan Chase Bank                                                                        12,789
JPMorgan Chase Bank                                                                       705,510
JPMorgan Chase Bank                                                                        75,244
JPMorgan Chase Bank                                                                       115,286
JPMorgan Chase Bank                                                                     1,193,489
JPMorgan Chase Bank                                                                     1,247,849
JPMorgan Chase Bank                                                                       657,587
JPMorgan Chase Bank                                                                        86,885
JPMORGAN CHASE BANK                                                                       358,571
Master Trust Bank                                                                          89,564
Mellon Trust - US CUSTODIAN /                                                             985,848
Mellon Trust - US CUSTODIAN /                                                             880,279
MELLON TRUST OF NEW ENGLAND                                                               978,246
Mitsubishi Trust International                                                             56,941
Mitsui Asset                                                                              145,321
NORTHERN TRUST BANK - BGI SEPA                                                            339,961
NORTHERN TRUST BANK - BGI SEPA                                                          1,318,643
NORTHERN TRUST BANK - BGI SEPA                                                          1,455,732
R C Greig Nominees Limited                                                              9,649,385
R C Greig Nominees Limited a/c AK1                                                      3,041,273
R C Greig Nominees Limited a/c BL1                                                        622,365
R C Greig Nominees Limited a/c BL1                                            RES             465
R C Greig Nominees Limited a/c CM1                                                        257,308
R C Greig Nominees Limited GP1                                                            869,692
R C Greig Nominees Limited SA1                                                            424,397
Reflex Nominees Limited                                                                     9,366
Reflex Nominees Limited                                                                     7,977
STATE STREET BANK & TRUST - WI                                                          1,029,233
STATE STREET BOSTON                                                                     6,307,017
STATE STREET TRUST OF CANADA -                                                            926,765
Sumitomo TB                                                                                28,115
The Northern Trust Company - U                                                            660,937
Trust & Custody Services Bank                                                             110,336
ZEBAN NOMINEES LIMITED                                                                  2,344,833

Total                                                                                 480,621,192




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  29 March, 2006